5 December 2016

ASX ANNOUNCEMENT

Mission to Acquire 100% of the business operations of AUS Group

Mission NewEnergy Limited (ASX: MBT) (“Mission” of the “Company”) announces today that it has entered into a Heads of Agreement to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia.

Highlights

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Acquisition of 100% of business units of AUS by issuance of Shares in Mission and cash, anticipated to be $12 million in cash and number of shares equaling 47.5% of MBT post capital raising1
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30 year old Australian Manufacturing and Distribution Company
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Generating revenue of approximately $28 million in FY2016
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Well Positioned for future growth as a diversified manufacturer with barriers to import competition
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This transaction constitutes a reverse takeover and it is expected that MBT shareholders shall be diluted by approximately 90%.
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To fund the acquisition Mission will raise approximately $17 million through the issue of new shares, anticipated to be at $0.30 per share assuming a share consolidation of 3.065 existing to 1 new share2
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Transaction subject to conditions precedent by both MBT and AUS
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MBT Board and management shall materially change at the discretion of AUS group

About AUS

The business units include Polyurethane Chemicals and Coatings, Insulation foams, Polystyrene foam and CUPOLEX® structural domes. These business units provide a vertically integrated platform for the manufacture and distribution of products from three manufacturing locations in Australia, and sales and distribution operations in Australia and New Zealand. AUS’s business unit, CUPOLEX® a product, for which it holds the distribution rights for Australia, New Zealand, India, South Africa & Pacific Rim. CUPOLEX® provides a cost effective and environmentally friendly alternative to traditional concrete slab construction.

Due to the significant growth drivers of the business and large volume of projected future sales AUS has now agreed to a transaction with Mission New Energy to provide a scalable platform for the growth of the business.

For more information about the group please see below and via website link
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www.ausurethane.com
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www.cupolex.com.au
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www.aus-styrene.com.au

Regulatory Note:
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the transaction requires security holder approval under the Listing Rules and therefore may not proceed if that approval is not forthcoming;
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MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
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ASX has an absolute discretion in not deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion; and
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the ASX takes no responsibility for the contents of this announcement; and
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MBT is in compliance with its continuous disclosure obligations under Listing Rule 3.1.

About the Proposed Transaction
The transaction will involve Mission wholly acquiring the business operations of AUS with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”).
The RTO shall be effected by completion of a funding round and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:
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Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all proceeds (cash or shares) to be distributed to Mission’s existing Shareholders
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Change of Directors and Executives
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Change of Company Name
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Change of ASX Code
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Capital Raise target of A$17 million
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Consolidation of existing MBT Shares
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Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX.
Key Terms of the acquisition
1.
AUS group shall receive A$12 million in cash and shares equaling approximately 47.5% of MBT assuming a capital raising of $17 million.
2.
Mission shall be responsible for co-ordination and execution of the RTO with the detailed assistance of the existing owners of AUS;
3.
Mission shall assist with building an appropriate ASX listed Executive team and Board to support existing AUS management team;
4.
Mission shall provide systems, protocols and corporate intellectual property consistent with ASX best practices;
5.
Existing shareholders of Mission shall retain approximately 10% of the merged company on a fully diluted basis; and
6.
It is expected that the transaction will be completed within 120 days.
The acquisition is subject to conditions precedent by both AUS and Mission being namely:
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The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
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The completion of shareholder and ASX approval by Mission
Since the acquisition will result in a significant change to the nature and scale of Missions activities, the acquisition will require Mission shareholders approval under ASX listing rule 11.1.2 and is expected to also require Mission to re-comply with Chapters 1 and 2 of the ASX listing rules.

In the event that the transaction is not completed Mission may be required to re-comply with ASX listing rules in any event.

Capital Raising

The cash component of the transaction will be funded by MBT undertaking a capital raising of approximately $17m by way of an issue of ordinary shares. The Company will be appointing its lead advisor and broker to the offering in due course.

It is anticipated as part of this transaction that MBT shall undertake a share consolidation on a ratio dependent on the final capital raising terms, namely being the issuing price of new shares. Based on a 30 cent per share capital raising price the consolidation ratio would be 3.065 existing shares for 1 new share.

The below table provides an indicative capital structure post completion of the proposed capital raising and acquisition assuming a new issue price of 30 cents per shares:

	In the Event $17m Raised	%	In the Event $20m is Raised	Dilution %	In the event $15m Raised	%
Consolidation Ratio	3.065		2.851		3.227
Shares Pre- Capital Raise Post consolidation	13,333,333	10.0%	14,333,333	10.0%	12,666,667	10.0%
Proposed Capital Raising	56,666,667	42.5%	66,666,667	46.5%	50,000,000	39.5%
Shares issued to VENDORS	63,333,333	47.5%	62,333,333	43.5%	64,000,000	50.5%
Total Shares	133,333,333	100.0%	143,333,333	100.0%	126,666,667	100.0%

As can be seen from the above scenarios presented above the proposed transaction represents a 90% dilution of MBT shareholders. For the avoidance of doubt, these positions will change depending on final terms of the capital raising.

Shareholder Approval

The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11.

A notice of general meeting containing further details of the approvals being sought will be released to shareholders.

The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the AUS business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.

Indicative Timetable

While it is noted above that a series of material conditions precedent to this transaction exist which need to be completed prior to commencement of the formal process, an indicative timetable for completion of the transaction described herein is as follows:

Action	Date
Completion of Conditions Precedent	31 December 2016
Notice of meeting dispatched to shareholders	20 February 2017
Prospectus lodged with ASIC / ASX	25 February 2017
Extraordinary general meeting of Shareholders	23 March 2017
Capital Raising Process	March 2017
Completion of Transaction	1 April 2017

Please note the above dates are indicative only and are subject to change. The Company’s securities will continue to be suspended from official quotation on the ASX on until such time that it fully complies with ASX re-admission listing rules including re-compliance with Chapter 1 &2 of the Listing rules.

 Announcement Ends -

About AUS

AUS is a manufacturer of Polyurethane Liquid Systems and Polyurethane and Polystyrene foam products for the Australian market. Today AUS has five main business streams, being Polyurethane Systems, Polyurea Coatings, Machinery & ancillary products, Polyurethane and Polystyrene foams and CUPOLEX® structural domes.

AUS manufactures expanded polystyrene (EPS) and polyurethane (PUR) foam products, and holds a Licence for the manufacture and distribution of CUPOLEX® from Pontarolo Spa in Italy

The head office is based in Sydney at Kings Park, which is the principal manufacturing and distribution facility. AUS has a total of four manufacturing facilities, an area total of over 28,000 m2 , with manufacturing & sales offices in Melbourne at West Footscray and Campbellfield, and also recently opened a third 6000M2 facility in Yatala QLD.

AUS Managing Director, Geoff Benson has over 30 years of experience in the industry and has the support of an experienced and dedicated executive management team. The business has a current headcount of 80- staff, with 50 in manufacturing and 30 in sales, administration and management. With a focus on offering clients unique solutions combined with a high degree of corporate flexibility AUS is well positioned to serve its customer base with customised solutions, cutting edge technology, design and delivery.

CUPOLEX®
CUPOLEX® is a system which provides void formwork for concrete slabs, which is a cost effective and a more energy efficient alternative to either rib raft or waffle pod slabs. CUPOLEX® is a patented structural dome concrete slab system made from recycled non-toxic polypropylene. Each dome easily interlocks to create a self-supporting structure acting as permanent form work. The below slab void minimizes concrete contact with the soil, while providing a capillary barrier against moisture. The CUPOLEX® concrete slab system provides significant reductions in the volume of concrete, reinforcing steel and labour.

AUS has invested in developing CUPOLEX® into a system suitable for both traditional raft and polystyrene waffle pod slabs, and has commenced marketing and selling the CUPOLEX® system.

The features and benefits of CUPOLEX® over other slab systems include:

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Superior energy saving qualities that will enable builders to more easily achieve the requirements of NHERS (Nationwide House Energy Rating Scheme);
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Greater control of concrete volumes;
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Cost advantage/ cost competitive with other slab system costs;
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More cost effective product transportation costs;
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Elimination of environmental issues of waffle pods, resulting in lower builders costs;
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Economically viable for country building sites due to transport savings; and
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Ease of upskilling labourers to install the system.

Expanded polystyrene (EPS) foam
EPS block foam is manufactured by AUS in all densities specified by Australian standards, and some other specialty densities. EPS is the most commonly used of all foams and is suitable for a wide range of applications and industries including insulation, packaging, building and construction, signage, film and stage sets and marine buoyancy devices. EPS block foam is cut to customer specifications in the Sydney and Melbourne factories.

Expanded polyurethane (PUR) and polyisocyanurate (PIR) foams
PUR and PIR foams have a range of uses but are most commonly used for insulation or marine buoyancy applications. PUR and PIR block foam is also cut to customer specifications in the Sydney and Melbourne factories.

Specialty foams
AUS is capable of producing and/or supplying a range of specialty foams for specific applications, including flexible foams such as polyethelene and ethylene vinyl acetate (EVA), special effects foam for movie sets, floral foam and phenolic foam.

Extruded polystyrene (XPS) foam
AUS distributes Isoboard® XPS thermal insulation foam. Isoboard® XPS is most commonly used for insulation applications.

Custom Moulding
AUS has a custom moulding business that makes componentry for the furniture and medical health industries.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com

1 Indicative only - number of shares and amount of cash issued is subject to the completion of the capital raising as outlined in section titled Capital Raise.
2 Indicative only – New issue share price and consolidation ratio subject to terms of final prospectus